United States securities and exchange commission logo





                             June 29, 2023

       Jonathan Lin
       Chief Executive Officer
       Magnum Opus Acquisition Ltd
       Unit 1009, ICBC Tower
       Three Garden Road
       Central, Hong Kong

                                                        Re: Magnum Opus
Acquisition Ltd
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 16, 2023
                                                            File No. 001-40266

       Dear Jonathan Lin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A filed June 16, 2023

       Questions and Answers About the Extraordinary Meeting
       How do the Company insiders intend to vote their shares?, page 7

   1. We note that the sponsor or its affiliates may purchase public shares in privately negotiated transactions
or in the open market and your disclosure that "[a]ny public shares held by or subsequently
purchased by our affiliates may be voted in favor of the Extension
                                                        Amendment Proposal."
Please explain how such purchases would comply with the
                                                        requirements of Rule
14e-5 under the Exchange Act. Refer to Tender Offer Rules and
                                                        Schedules Compliance
and Disclosure Interpretation 166.01 for guidance.
 Jonathan Lin
FirstName  LastNameJonathan
Magnum Opus    Acquisition LtdLin
Comapany
June       NameMagnum Opus Acquisition Ltd
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
General

2.       We note that your Investment Management Trust Agreement with
Continental Stock
         Transfer & Trust Co. appears to be effective through July 25, 2023 only. Section 102.06 of the NYSE Listed Company Manual states that "at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination." It is unclear whether the custodianship of your trust account comports with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Joel Rubinstein